SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549

                        SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 1)

                    USA DETERGENTS, INC.
                      (Name of Issuer)

              Common Stock, $.01 par value per share
                  (Title of Class of Securities)

                        902938 10 9
                       (CUSIP Number)

                    Frederick R. Adler
                 1520 South Ocean Boulevard
                 Palm Beach, Florida  33480
                     (561) 659-2001
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      December 29, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.
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                                SCHEDULE 13D

CUSIP No. 902938 10 9

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Frederick R. Adler

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
        PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
    ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

NUMBER     7.  SOLE VOTING POWER
OF                     363,500

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY           -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH                   363,500

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                       2,114,183 (*)
                       (*) 1,750,683 of these shares may be deemed to be beneficially owned for federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust.

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.9% (**)
                       (**) Excluding the shares held by the Frederick R. Adler Intangible Asset Management Trust, the Reporting Person would beneficially own 2.6% of the Outstanding Common Stock.

14.     TYPE OF REPORTING PERSON
                       IN

This Amendment No. 1 filed by Frederick R. Adler (the "Reporting Person") amends a report on Schedule 13D filed January 28, 1997 and is being filed to reflect the (i) transfer by the Reporting Person of 1,750,683 shares of Common Stock to a trust of which the Reporting Person is the settlor and beneficiary and (ii) the purchase of a warrant by Reporting Person to acquire 350,000 shares of Common Stock.

Item 1.   SECURITY AND ISSUER

     No change.

Item 2.   IDENTITY AND BACKGROUND

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS.

     No change.


Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by the Reporting Person were acquired solely for investment purposes. The Reporting Person previously reported his holdings of Common Stock on Schedule 13D as filed with the Commission on January 28, 1997. The Reporting Person transferred 1,750,683 shares of Common Stock included in such filing to The Frederick R. Adler Intangible Asset Management Trust (the "Trust"). Mr. Adler is the settlor and beneficiary of the Trust.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Adler beneficially owns an aggregate of 363,500 shares of Common Stock representing approximately 2.6% of the outstanding shares of Common Stock. The Trust beneficially owns an aggregate of 1,750,683 shares of Common Stock, representing approximately 12.7% of the outstanding shares of Common Stock. Mr. Adler may be deemed to beneficially own the shares of
Common Stock held by the Trust for federal securities laws purposes.   Mr.
Adler disclaims beneficial ownership of the shares of Common Stock held by the Trust for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

     (i) On December 26, 1997, the Reporting Person was issued a warrant to purchase 350,000 shares of Common Stock at an exercise price of $7.875 per share, in consideration of the payment of $350,000 to the Company.

     (ii) On December 29, 1997, the Reporting Person transferred 1,750,683 shares of Common Stock to the Trust. No consideration was paid with respect to such transfer.

     (d)  Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Company's securities as a result of the transfer by the Reporting Person of the Shares to the Trust on December 29, 1997. The Reporting Person, however, may still be deemed to be the beneficial owner of more than 5% of the Common Stock of the Company for the reasons set forth in Item 11 of the cover page to this report.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Frederick R. Adler
                          Frederick R. Adler



Date:     January 9, 1998